

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 7, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Philip O. Nolan
Chairman, President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, Virginia 22201

> **RE:** **Stanley, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 001-33083**

Dear Mr. Nolan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director